FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on October 29, 2008, regarding its financial statements for the nine months ended September 30, 2008.

2008 Third Quarter Results
Santiago, Chile, October 29, 2008 Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced its results for the third quarter ended September 30, 2008.
FINANCIAL HIGHLIGHTS

•
Banco de Chile (hereinafter the “Bank”) achieved a record quarterly net income of Ch$93,167 million during 3Q08, a growth of 33.4% as compared to 3Q07 and a 45.1% increase as compared to 2Q08. As a consequence, net income per share increased to Ch$1.15 in 3Q08 from Ch$0.97 in 3Q07 or Ch$0.79 in 2Q08.

	•	ROAE was 27.5% in 3Q08, slightly below than the 28.6% of 3Q07 and largely exceeding the 20.3% in the previous quarter.

	•	As a result of strong revenue increase and expense control, including merger charges, the Bank’s efficiency ratio improved to 43.5% in 3Q08 from 48.2% in 3Q07.
Financial figures included in this document for periods before 2008 correspond to Banco de Chile as it existed prior to the merger with Citibank Chile.
	•	The Bank’s loans to customers totaled Ch$13,038,136 million as of September 30, 2008, recording growths of 21.5% and 1.7% as compared to 3Q08 and 2Q08, respectively.

	•	Credit quality remained sound in 3Q08 with a past due ratio of 0.57% and an improved coverage ratio of 266%.

Selected Financial Data				% Change
(in constant Ch$ of September 30, 2008, except for	3Q07	2Q08	3Q08	3Q08 / 3Q07
percentages)

Income Statement (Millions of Chilean pesos)
Net financial income(1)	157,601	195,361	236,664	50.2%
Fees and Commissions, net	47,974	59,945	54,647	13.9%
Other operating income	6,389	16,809	6,535	2.3%
Operating revenues	211,964	272,115	297,846	40.5%
Provisions for loan losses	(12,525)	(36,348)	(30,461)	143.2%
Operating expenses	(102,068)	(141,538)	(129,586)	27.0%
Net income	69,856	64,217	93,167	33.4%

Earnings per Share (Chilean pesos)
Net income per share	0.97	0.79	1.15	18.6%
Book value per share	14.52	15.44	15.77	8.6%

Balance Sheet (Millions of Chilean pesos)
Loans to customers	10,735,184	12,815,686	13,038,136	21.5%
Total assets	13,804,955	16,878,194	17,148,793	24.2%
Equity	1,045,235	1,243,137	1,267,109	21.2%

Ratios
Profitability
Return on average assets (ROAA)	2.00%	1.65%	2.38%
Return on average equity (ROAE)(3)	28.6%	20.3%	27.5%
Net Financial Margin(2)	5.0%	5.5%	6.6%
Efficiency ratio	48.2%	52.0%	43.5%
Credit Quality
Past due loans / Total loans	0.64%	0.57%	0.57%
Allowances for loan losses/ Total loans	1.29%	1.50%	1.52%
Allowances for loan losses/ Past due loans	203.0%	262.6%	266.5%
Capital Adequacy
Total capital / Risk adjusted assets	11.5%	11.4%	11.3%

[1] Net interest revenue, gains (losses) from trading and brokerage activities and foreign exchange transactions, net.
[2] Net financial income divided by average interest earning assets.
[3] ROAE considers average equity adjusted by provisions for minimun dividends.

2008 Third Quarter Results

Third Quarter 2008 Highlights

The Bank

• Merger-Related Information. As of September 30, 2008, the synergies of costs estimated prior to the merger have been slightly exceeded when measured by the effects of annualized savings, specifically in the first three quarters. Therefore, these costs synergies will be partially reflected in the fiscal year 2008 and fully in fiscal year 2009. In terms of revenue synergies areas such as investment banking, treasury and commercial banking for multinationals, have been mostly benefited.

With the exception of the Consumer Finance Division, internal reorganizations were completed in the second quarter, so the results of the third quarter have no significant impact on indemnities expenses associated with the merger, which do not exceed Ch$ 1,650 million. As for the integration of the networks between Atlas and Credichile, this process began with the management reorganization as announced during last September. The most significant steps will occur between October and December 2008, when technological platforms will be unified, some branches will be closed or relocated, and loans and credit cards systems integrated. In this way, the Atlas and Credichile networks, both now managed by the Consumer Finance Division, will be a single network by the end of 2008.

• Banco de Chile signed important loan agreements with foreign banks in order to finance foreign trade operations. Banco de Chile subscribed a five year US$150 million bullet structured credit with Banca Nazionale del Lavoro (BNL), a subsidiary of BNP Paribas. This loan, fully disbursed in early October strengthens the Bank’s foreign currency funding and speaks of Banco de Chile’s solid financial appraisal from the part of its credit counterparts. Similarly, during last August, the state owned China Development Bank (CDB) and Banco de Chile signed an agreement for a three-year US$100 million bullet loan, to be disbursed by CDB during the next days, within the cooperation agreement on mutual support signed during 1Q08 by both banks. The purpose of the loan is to finance Chilean exports and is the first of its kind signed by a Chinese bank and a Chilean financial institution.

• Local Bond issuance. During 3Q08 the Bank placed ordinary bonds in the local market for a total amount of UF4 million (US$152 million), with a duration of 4 years and 4 months, at an annual interest rate of 3.75% . These instruments were rated AA+ and AAA by the local risk classification agencies Feller Rate and Fitch Chile, respectively.

• Banco de Chile Wins VASCO’s Market Vision Award for Latin America. Banco de Chile was the winner of VASCO’s Market Vision Award 2008 granted by VASCO Data Security International, Inc., a leading software security company specialized in authentication. This award honours the Bank’s focus on innovation and visionary approach of secure online banking and its efforts to offer convenient and accessible e-banking for both its retail and corporate customer base.

• Banchile within the best companies to work for in Latin America. For the third consecutive year, Banchile Securities Brokerage subsidiary was one of the Chilean companies included in the annual ranking listing of the 100 Best Workplaces in Latin America, according to the survey conducted by the Great Place to Work Institute, Latin America.

• Developments in the Chilean financial markets. Chile’s financial markets have been impacted by the recent developments of the financial international crisis. The main effects were tightened conditions of foreign funding, depreciation of the Chilean peso (Ch$), raise of short-term interest rates and a significant decrease of local stock prices.

As a consequence, Chile’s Central Bank has taken a series of measures aimed at boosting investors’ confidence and market liquidity in order to ensure normal credit access to mainly small and medium sized businesses and exporters, thus reducing the effects of the international financial crisis. Within these measures, reserve requirements in foreign currency were temporarily modified to enable banks to include currency denominations other than dollars such as Euros, Japanese yen as well as Chilean peso. In addition, the Central Bank is conducting repurchase agreement operations as well as renewable seven-day repos, accepting bank’s deposits as collateral in

2008 Third Quarter Results

order to inject further liquidity. Also, the Central Bank is expanding a program of foreign exchange swaps in order to deepen the liquidity of local banks on dollars.

Banco de Chile was duly prepared to face this challenging scenario. A comprehensive credit and market risk management framework is in place, including a close watch of market risk proprietary positions, liquidity profiles and lending/counterparty/issuer risk monitoring. Various actions were undertaken such as: rapid portfolio reviews, liquidity stress testing considering extreme adverse scenarios and close monitoring of credit risk due to derivative transactions. In addition, the business heads have been closely involved creating a specialized committee in order to make a daily monitoring deposit evolution, pricing conditions for either new or renewal of existing transactions, customers’ credit status, etc. Also the Bank has focused in maintaining a close and strong business and cooperation relation with its correspondent banks. This joint effort implemented by risk management and business areas has ensured a liquidity profile allowing a prudent market and credit risk exposures while supporting our customers.

2008 Third Quarter Results

Financial System Highlights

• The Chilean Financial System’s net income expanded to Ch$271,168 million in 3Q08, a decrease of 4.0% as compared to 3Q07 mainly as a result of an increase in provisions for loan losses and in operating expenses, which more than offset higher operating revenues. As compared to the previous quarter, net income increased by 10.0% mainly reflecting strong net financial income resulting from both higher inflation gains and continued loan growth. However, growth in provisions for loan losses derived from higher risk levels, as a consequence of the less favorable economic situation, partially offset these better results. Return on Average Equity (ROAE) for 3Q08 was 15.0% as compared to 17.1% for 3Q07 and 13.9% for 2Q08.

Total loans to customers, as of September 30, 2008, amounted to Ch$66,810 billion, representing an annual expansion of 11.4% . This increase was mainly driven by commercial and residential mortgage loans, which increased by 12.2% and 13.9%, respectively. Consumer loans continued showing a deceleration posting a 3.6% annual growth. In terms of quarterly figures, loans to costumer registered a slight increase of 0.5%, in line with higher interest rates and tightening credit standards impacting the supply and demand for loans.

Since 2008 figures for the financial system are presented in a consolidated basis. As a result, figures for 2008 are not totally comparable with figures for prior periods.

2008 Third Quarter Results

Banco de Chile 2008 Third-Quarter Consolidated Results

NET INCOME

The Bank posted strong record results of Ch$93,167 million during 3Q08, a 33.4% increase as compared to 3Q07, backed by a robust growth of 53.1% in operating revenues, net of operating expenses, driven by:

(i) Higher benefits from the management of UF/Ch$ positions,
(ii) Strong contribution from demand deposits within a higher interest rate environment,
(iii) Larger business volumes as a result of both organic growth and the incorporation of Cititbank Chile portfolio, and
(iv) Cost synergies reached as a result of the merger.

Progress achieved in operating income, net of expenses, more than offset the increase in provisions for loan losses.

The 3Q08 result represented an annualized return on average assets (ROAA) and an annualized return on average equity (ROAE) of 2.4% and 27.5%, respectively, surpassing the financial system comparable figures for the quarter of 1.14% and 15.0% .

Despite the Bank’s strong consolidated results, the Bank’s subsidiaries showed a lower performance during 3Q08. Overall, they contributed by 3.9% of total net income in 3Q08 down from 8.2% in 3Q07. This lower contribution was mainly explained by the recent financial market turbulence, which implied lower brokerage volumes and also a rebalancing of mutual funds portfolios from variable to fixed income structures resulting in a drop in results coming from the Stock Brokerage and Mutual Funds subsidiaries. The lower level of Mutual Funds subsidiary net income during 3Q08 and 2Q08 as compared to 3Q07, also reflects the change in the service agreement for the usage of distribution channels between the Bank and this subsidiary, which implies higher revenue for the Bank and higher expenses for the subsidiary (with no impact at the consolidated results).

To a lesser extent, losses accounted by Socofin subsidiary also explained the overall decrease in subsidiaries’ net income. These losses were mainly related to the collective bargaining agreement signed last July, which implied a one-time cost of approximately Ch$500 million booked as operating expenses in 3Q08.

The Factoring subsidiary continued accounting for negative net income as a consequence of the impact of a higher inflation rate due to its liability net position in UF (effects that were more than compensated at an overall Bank position).

The mentioned drop in these subsidiaries’ outcome was partially offset by higher net income accounted by the Financial Advisory (Banchile / Citi Global Markets), Promarket and Insurance Brokerage companies. The Financial Advisory subsidiary reached Ch$1,397 million in 3Q08 up from Ch$38 million in 3Q07. This increase mainly reflects higher earnings coming from important structured financing transactions and, to a lesser extent, from M&A advisory services during 3Q08.

The Insurance Brokerage subsidiary posted Ch$921 million in 3Q08, 35% higher than in 3Q07, mainly as a consequence of important cross-selling with retail clients coming from Citibank customer base, which implied an increase in fee income related to growth of insurance policies.

Subsidiaries during 3Q08 also delivered lower results as compared to the previous quarter, mainly led by the Financial Advisory subsidiary, which recorded extraordinary results during 2Q08 related to its participation in important deals in such a quarter, and by the weak performance of the Securities Brokerage subsidiary in 3Q08 as a result of a 37.7% decrease in the average volume of stocks transactions.

2008 Third Quarter Results

Bank, Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	3Q07	2Q08	3Q08	% Change
				3Q08 / 3Q07

Bank	64,714	55,261	89,579	38.4%
Foreign Branches(1)	(613)	0	0	(100.0)%
Securities Brokerage	1,850	2,132	437	(76.4)%
Mutual Funds	3,980	1,927	1,617	(59.4)%
Insurance Brokerage	680	1,076	921	35.4%
Financial Advisory	38	3,341	1,397	-
Factoring	(705)	(42)	(544)	(22.8)%
Securitization	48	21	(27)	-
Promarket (sales force)	(255)	236	120	-
Socofin (collection)	73	237	(356)	-
Trade Services	46	28	23	(50.0)%

Total equity holders of
the parent Bank of Chile	69,856	64,217	93,167	33.4%

(1) As a consequence of the merger with Citibank Chile, Banco de Chile sold the assets and liabilities of its Foreign Branches in 1Q08 to Citibank N.A.

Total net income increased by 45.1% in 3Q08 as compared to 2Q08 mainly as a consequence of: (i) higher net financial income, associated to the management of the UF/Ch$ positions as well as to higher income from demand deposits, (ii) lower operating expenses as in 2Q08 the bank incurred in higher non-recurring costs related to the collective negotiation agreement (Ch$13,000 million) and to the merger process (Ch$5,800 million) and, to a lesser extent, (iii) a decrease in provisions for loan losses. These positive factors were partially offset by a decrease in other operating income as well as in fee income, principally related to the Bank’s subsidiaries.

NET FINANCIAL INCOME

Net Financial Income & Net Financial Margin 1

3Q08 was a highly successful period in terms of net financial income, posting a new record of Ch$236,664 million, representing an increase of 50.2% as compared to 3Q07. This improvement was primarily driven by a sharp increase of 163 basis points in the net financial margin from 5.0% in 3Q07 to 6.6% in 3Q08 and a 13.1% growth in average interest earning assets.

Net Financial Income

(in millions of Chilean pesos)	3Q07	2Q08	3Q08	% Change
				3Q08 / 3Q07

Interest revenue	374,924	399,611	494,947	32.0%
Interest expense	(228,602)	(213,251)	(267,491)	17.0%
Foreign Exchange transactions, net	(6,453)	(26,167)	(65,493)	-
Gains(losses) from trading and brokerge, activities	17,732	35,168	74,701	321.3%

Net Financial Income	157,601	195,361	236,664	50.2%

Avg. Int. earning assets	12,698,467	14,303,062	14,366,327	13.1%
Net Financial Margin(1)	5.0%	5.5%	6.6%	-

The significant increase in net financial margin between 3Q08 and 3Q07 was mainly marked by:

• A positive result associated to the management of UF/Ch$ positions given an increase in the inflation rate, measured by 3.6% fluctuation of the UF during 3Q08 compared to a 3.0% in 3Q07, which implied that during 3Q08 the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by interest bearing liabilities denominated in Chilean pesos.

• A higher contribution from non-interest bearing liabilities, principally demand deposits, as a result of sharp increase of nominal interest rates (average short-term interest rate was 7.6% in 3Q08 and 5.4% in 3Q07), and

• An increase in average lending spread principally as a consequence of the incorporation of Citibank Chile consumer loan portfolio.

The Bank continued increasing its average interest earning assets, which expanded to Ch$14,366,327 million in 3Q08 from Ch$12,698,467 million in 3Q07. This performance, which took full advantage of the commercial synergies related to the merger with Citibank Chile, in addition to an organic loan expansion, more than offset the decrease of 13.7% in the average securities portfolio between the mentioned quarters.

The aforementioned factors, which positively drove net financial income, were partially offset by higher losses accounted for by the security portfolio as long-term interest rates increased by 29 basis points in 3Q08 vs. 15 basis points in 3Q07.

Net financial income for 3Q08 compared to 2Q08 increased by 21.1% mainly as a result of 113 basis points increase in net financial margin from 5.5% in 2Q08 to 6.6% in 3Q08, as average interest earning assets remained almost stable. The increase in net financial margin during 3Q08 as compared to the previous quarter was led by: (i) better results associated to the gap in UF/Ch$ nominal position in

________________________________________

1 Net financial income divided by average interest earning assets.

2008 Third Quarter Results

a higher inflation rate environment and, (ii) a higher contribution from non-interest bearing liabilities, as a result of 124 basis points increase of average nominal interest rates for monetary policy to 7.6% in 3Q08 from 6.4% in 2Q08.

FEES AND COMMISSIONS, NET

Fees and Commissions, net, by Company

(in millions of Chilean pesos)	3Q07	2Q08	3Q08	% Change
				3Q08 / 3Q07

Bank	25,873	33,734	31,627	22.2%
Foreign Branches	533	0	0	(100.0)%
Mutual Funds	10,189	10,920	10,146	(0.4)%
Financial Advisory	218	4,123	1,928	784.4%
Insurance Brokerage	3,444	5,012	4,798	39.3%
Securities Brokerage	4,226	1,825	1,750	(58.6)%
Factoring	239	359	345	44.4%
Socofin	3,044	3,800	3,885	27.6%
Securization	77	50	72	(6.5)%
Promarket	79	90	64	(19.0)%
Trade Services	52	32	32	(38.5)%

Total Fees and
Commissions, net	47,974	59,945	54,647	13.9%

Fee income increased by 13.9% to Ch$54,647 million in 3Q08 from Ch$47,974 million in 3Q07. This progress in fee-based activities during 3Q08 mainly reflected the commercial synergies derived from the merger with Citibank Chile, which not only implied strong contribution from the Bank’s core activity, as a result of the customer base expansion, but also strategic benefits which positively impacted our subsidiaries’ outcome.

The 22.2% increase in the Bank’s stand alone fees was mainly fueled by the dynamism of the Bank’s brands, the strength of its distribution network, together with the customer base expansion, principally in the retail segment, which resulted in higher fee income associated to insurance, credit cards and current accounts products.

Overall, fee income coming from subsidiaries increased by 6.7% during 3Q08 as compared to 3Q07, mainly led by the Financial Advisory, the Insurance Brokerage and Socofin subsidiaries. This increase was partially offset by lower fee income coming from the Securities Brokerage subsidiary, impacted by the effects of the recent international economic developments, which constrained the activity and profitability in the global stock markets.

The Financial Advisory subsidiary continued to materialize important deals during 3Q08 mainly related to structured financing transactions and M&A advisory services. On the other hand, higher fees coming from the Insurance Brokerage subsidiary mainly reflects higher policies sold as a consequence of the individual customer base expansion related to the merger with the former Citibank Chile. Higher fee income attained by the collection subsidiary during the last quarters was closely related to higher levels of loans under collection.

The decrease in fee income during 3Q08 relative to the previous quarter was principally attributable to lower financial advisory fees, as well as a decrease in commissions coming from current accounts and mutual funds. In addition, during 2Q08 the Bank posted approximately Ch$1,500 million in fees derived from the private banking business related to the Global Connectivity Agreement with Citibank N.A. (commercial agreement between the banks to offer joint global financial services to customers in Chile). Lower fees from current accounts, mainly associated to companies and overdrafts, were in part related to the new regulation applied since last May, whereby Banks can not longer charge fees by events, and may only charge an administration fee as a package for core services. This new regulation will mainly impact 2009 current account related fee income.

Regarding fees related to mutual funds, they were impacted by current financial conditions which implied a change in the mix of clients funds from more profitable variable income funds to fix income funds, thus implying lower fees charged by the subsidiary. During the global turmoil, the Mutual Fund subsidiary has been able to meet its clients portfolio rebalancing needs as well as their redemption requests. Despite the decrease in mutual funds volumes, the Bank’s subsidiary has increased its market share, to 25.1% as of September 2008 from 24.3% as of June 2008, showing its leader position in the market. These lower fees during 3Q08 were partially offset by higher fee income accounted by Socofin, the Bank’s collection subsidiary, and an increase in fees related to insurance products and ATMs.

OTHER OPERATING INCOME

Other operating income amounted to Ch$6,535 million in 3Q08 as compared to Ch$16,809 million in 2Q08 and Ch$6,389 million in 3Q07. Other operating income remained stable in 3Q08 versus 3Q07 mainly as higher benefits obtained from the sale of stocks of Visa Inc. were offset by lower earnings from the sale of assets received in lieu of payment. The decrease between 3Q08 and the previous quarter was mainly attributable to non-recurrent income of approximately Ch$8,160 million registered in 2Q08 versus Ch$ 1,530 million in

2008 Third Quarter Results

3Q08 obtained from the sale of stocks of Visa Inc., the largest payment processing company, as a consequence of its initial public offering on the New York Stock Exchange.

PROVISIONS FOR LOAN LOSSES

Provisions for loan losses amounted to Ch$30,461 million in 3Q08 as compared to Ch$12,525 million in 3Q07. This increase responded mainly to both: (i) an expansion of the loan portfolio related to the incorporation of the Citibank’s Chile portfolio as well as to an organic loan growth and, (ii) to a general slowdown in economic activity, higher unemployment levels, rising of inflation as well as higher interest rates, which has raised the risk profile of the individual and small and medium companies portfolios.

Consequently, the Bank’s ratio of provisions for loan losses net of recoveries to average loans increased to 0.95% in 3Q08 as compared to 0.46% in 3Q07. In terms of recoveries, the ratio of recoveries to average loans decreased to 0.35% from 0.38% in 3Q07.

The quarterly drop of provisions for loan losses in 3Q08 as compared to the previous quarter was largely the result of the downgrade of the risk classification of one corporate client in 2Q08. In terms of ratio, provisions for loan losses to average loans to customers declined to 0.95% in 3Q08 from 1.14% in 2Q08.

It is important to point out that the Bank is performing well despite this challenging financial and economic environment. During the current year, the Bank has developed a more sophisticated, modern and proactive credit portfolio management focused in a centralized risk monitoring model including macroeconomic, financial and sectors analysis. This, coupled with the follow-up of credit behaviors identifies groups of clients and sectors with higher potential risks thus anticipating and limiting expected losses. The Bank has also improved its collection processes through new and more accurate default predictor models. Accordingly, the 3Q08 provisions to average loans figure continues to be quite below the system’s average of 1.39% for the same quarter and better than its peers.

Going forward, as the economic environment continues to deteriorate, the Bank will likely register an increase in the risk of its loan portfolio and consequently higher levels of provisions for loan losses.

Allowances and Provisions

(in millions of Chilean pesos)	3Q07	2Q08	3Q08	% Change
				3Q08 / 3Q07

Allowances

Allow ances at the beginning of each period	145,096	177,524	192,075	32.4%
Price-level restatement	(4,511)	(4,201)	(6,674)	47.9%
Charge-off	(24,978)	(27,397)	(28,838)	15.5%
Provisions for loan losses established, net	22,807	46,149	41,795	83.3%

Allowances at the end of each period	138,414	192,075	198,358	43.3%

Provisions for loan losses

Provisions for loan losses established	(22,807)	(46,149)	(41,795)	83.3%
Loan loss recoveries	10,282	9,801	11,334	10.2%

Provisions for loan losses	(12,525)	(36,348)	(30,461)	143.2%

Ratios

Allow ances for loan losses/ Total loans	1.29%	1.50%	1.52%
Provisions for loan losses / Avg. Loans	0.46%	1.14%	0.95%
Charge-offs / Avg. Loans	(0.87)%	(0.84)%	(0.84)%
Recoveries / Avg. Loans	0.38%	0.31%	0.35%

2008 Third Quarter Results

OPERATING EXPENSES

Total operating expenses in 3Q08 amounted to Ch$129,586 million, an increase of 27.0% as compared to Ch$102,068 million in 3Q07, primarily as a result of: (i) the incorporation of Citibank’s Chile cost base, which mainly increased the salaries and rental line of expenses, (ii) higher costs attributable to organic business growth and, to a lesser extent, (iii) non-recurring merger related expenses which amounted to approximately Ch$1,650 million. It is worth mentioning that the cost base of 3Q08 does not consider costs from foreign branches as compared to the Ch$ 2,390 million registered during 3Q07.

The significant decline of overall operating expenses during 3Q08, as compared to the previous quarter, was mainly related to: (i) lower costs and charges related to the merger process, which accounted for approximately Ch$1,650 million in 3Q08 and Ch$5,800 million in 2Q08 consisting mainly of severance payments and a merger related bonus to the Bank’s employees and, (ii) higher extraordinary costs of the anticipated collective bargaining agreements signed in 2Q08, which implied expenses of approximately Ch$13,000 million in such a quarter versus Ch$500 million registered in 3Q08 related to the collective bargaining agreement signed by Socofin, Bank’s collection subsidiary in July 2008. Excluding these extraordinary charges in both periods, operating expenses would have increased by 3.8% quarter on quarter.

As a result of costs synergies related to the merger as well as to the important expansion in operating revenues, the efficiency ratio improved significantly to 43.5% in 3Q08 from 48.2% in 3Q07 and 52.0% in 2Q08.

Operating Expenses

(in millions of Chilean pesos)	3Q07	2Q08	3Q08	% Change
				3Q08 / 3Q07

Staff expenses	(52,770)	(86,757)	(67,937)	28.7%
Administrative expenses	(34,323)	(40,295)	(45,150)	31.5%
Depreciation and amortization	(6,371)	(7,718)	(7,947)	24.7%
Other operating expenses	(8,604)	(6,768)	(8,552)	(0.6)%
Total operating expenses	(102,068)	(141,538)	(129,586)	27.0%

Efficiency Ratio*	48.2%	52.0%	43.5%	-

* Operating expenses/Operating revenues

INCOME ATTRIBUTABLE TO AFFILIATES

Income attributable to affiliates amounted to Ch$413 million in 3Q08 and Ch$1,791 million in 2Q08, as compared to a loss of Ch$ 649 million registered in 3Q07. The negative figure registered during 3Q07 was mostly fueled by losses incurred upon by Administrador Financiero Transantiago (“AFT”), the consortium responsible for the financial management of the urban transportation system in Santiago, Chile. As compared to 2Q08, lower income in 3Q08 was explained by lower earnings accounted by the AFT as well as by Redbanc S.A., company which operates the ATM network.

LOSS (GAINS) FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$32,883 million in 3Q08 as compared to Ch$18,421 million during 3Q07, primarily as a result of: (i) a higher inflation rate used for adjustment purposes of 3.59% for 3Q08 and 3.18% in 3Q07 and, (ii) an increase in the amounts of non-monetary assets net of liabilities due to the merger with Citibank Chile.

INCOME TAX

In 3Q08, the Bank recorded a tax expense of Ch$12,162 million as compared to Ch$8,445 million in 3Q07 and Ch$9,879 million in 2Q08, reflecting effective tax rates of 11.5%, 10.8% and 13.3%, in the respective periods. The higher effective tax rates in 2008 as compared to 2007 are in part due to the dilution in the participation of the Central Bank as a consequence of the merger as dividend payments are deducted from the Bank’s taxable income.

2008 Third Quarter Results

LOAN PORTFOLIO

As of September 30, 2008, the Bank’s total loans to customers amounted to Ch$13,038,136 million, an annual expansion of 21.5% . This loan increase was mainly attributable to the combination of sustained organic growth and the strategic merger with Citibank Chile, involving growth mainly in the retail segment. Overall, the number of debtors increased by 44%, from 665,000 as of September 2007 to 958,000 as of September 2008.

Consumer loans and residential mortgage loans registered an annual expansion of 33.2% and 7.2%, respectively. The annual growth, particularly in consumer loans, was mainly boosted by the incorporation of Citibank Chile’s consumer division and, to a lesser extent, by the successful sales force campaigns, coupled with a powerful distribution network and several consumer product promotions.

Commercial loans registered an annual expansion of 23.3%, fueled by commercial credits and foreign trade loans which, in turn, increased its importance within the total loan portfolio, despite the decrease of approximately Ch$131,812 million in loans booked in foreign branches, as their assets and liabilities were sold to Citigroup in January 2008.

The quarterly loan volume growth was 1.7%, as result of the expansion of the whole-sale segment mainly in commercial and foreign trade loans. This expansion more than offset the slight contraction in the retail segment principally driven by the decrease in the consumer market, impacted by a less positive economic outlook, the inflationary trends and higher interest rates, among others. Residential mortgage loans to individuals continued to increase but at a slower pace as the economic activity continues to decelerate.

Total Loans to Customers

(in millions of Chilean pesos)	Sep-07	June-08	Sep-08	% Change	% Change
				12-months	3Q08 / 2Q08

Commercial Loans	7,255,908	8,711,461	8,946,512	23.3%	2.7%
Commercial credits	4,975,475	6,130,254	6,321,658	27.1%	3.1%
Mortgage loans	232,735	196,964	182,933	(21.4)%	(7.1)%
Foreign trade loans	941,964	1,252,716	1,289,007	36.8%	2.9%
Factoring	410,887	443,539	461,254	12.3%	4.0%
Leasing contracts	694,847	687,988	691,660	(0.5)%	0.5%
Residential Mortgage Loans	2,085,253	2,214,182	2,235,337	7.2%	1.0%
Consumer Loans	1,394,023	1,890,043	1,856,287	33.2%	(1.8)%

Total loans to customers	10,735,184	12,815,686	13,038,136	21.5%	1.7%

Past Due Loans

(in millions of Chilean pesos)	Sep-07	June-08	Sep-08	% Change	% Change
				12-months	3Q08 / 2Q08

Commercial loans	52,990	54,317	57,490	8.5%	5.8%
Consumer loans	7,044	10,948	10,569	50.0%	(3.5)%
Residential mortgage loans	8,166	7,877	6,382	(21.8)%	(19.0)%

Total Past Due Loans	68,200	73,142	74,441	9.2%	1.8%

Past due loans amounted to Ch$74,441 million as of September 30, 2008, registering an annual increase of 9.2%, far lower than the 21.5% expansion in total loans to customers. As a consequence, the ratio of past due loans to total loans to customers improved to 0.57% in 3Q08 from 0.64% in 3Q07, while the coverage ratio increased to 266.5% in 3Q08 from 202.9% in 3Q07.

The annual increase in past due loans was mainly driven by commercial and consumer loans as a consequence of both loan portfolio expansion and higher risk levels mainly in the retail segment, partially offset by a decrease in past due loans related to residential mortgage loans.

Asset quality remained strong during 3Q08 as past due loans increased by a slight 1.8% in line with the 1.7% expansion in total customer loans, thus leaving the ratio of past due loan to total loans steady at 0.57% .

2008 Third Quarter Results

As far as the tough economic scenario is concerned, as of today, the Bank has not seen a significant impact on its past due loans given its conservative credit policies and its effective collection procedures, however if economic activity continues to decelerate the natural course would be a gradual increase in non-performing loans.

FUNDING

Total liabilities amounted to Ch$15,881,684 million as of September 30, 2008, an annual expansion of 24.5% . This increase was mainly driven by the impact of the merger, which implied higher customer deposits such as current accounts and time deposits, which increased by 26% and 13%, respectively, during the last twelve months. In addition, the merger with Citibank Chile also implied an important development of derivative products. During the last months the Bank also registered and important increase in securities sold under repurchase agreement, foreign borrowings (accounted as borrowings from financial institutions) and local bonds. In terms of funding structure, the ratio of non-interest bearing liability to total interest bearing liabilities improved from 32.9% in 3Q07 to 37.3% in 3Q08.

Regarding the slight 1.6% quarterly growth in total liabilities, it was explained by an increase in interest bearing liabilities mainly attributable to higher volume in securities sold under repurchase agreement and to the issuance of local bonds for a total amount of UF4 million. This increase more than offset the decrease in non-interest bearing liabilities, mainly in response to the important raise of nominal short-term interest rates, which impacted both current accounts and demand deposits.

Funding

(in millions of Chilean pesos)	Sep-07	June-08	Sep-08	% Change	% Change
				12-months	3Q08 / 2Q08

Non-interest Bearing Liabilities
Current Accounts	1,830,137	2,373,684	2,313,159	26.4%	(2.5)%
Demand deposits	658,632	571,579	504,540	(23.4)%	(11.7)%
Derivative intruments	95,907	747,368	742,742	674.4%	(0.6)%
Transactions in the course of payment	303,091	310,299	304,255	0.4%	(1.9)%
Other	269,809	334,370	449,608	66.6%	34.5%
Subtotal	3,157,576	4,337,300	4,314,304	36.6%	(0.5)%
Interest Bearing Liabilities
Savings accounts & Time Deposits	6,868,614	7,756,904	7,763,091	13.0%	0.1%
Securities sold under repurchase agreement	275,377	440,819	590,425	114.4%	33.9%
Borrow ings from Financial Institutions	759,811	1,252,580	1,277,105	68.1%	2.0%
Debt issued	1,648,261	1,765,388	1,808,615	9.7%	2.4%
Mortgage Finance bonds	464,061	392,633	368,611	(20.6)%	(6.1)%
Subordinated bonds	488,161	470,744	472,150	(3.3)%	0.3%
Other bonds	696,039	902,011	967,854	39.1%	7.3%
Other	50,081	82,066	128,144	155.9%	56.1%
Subtotal	9,602,144	11,297,757	11,567,380	20.5%	2.4%

Total Liabilities	12,759,720	15,635,057	15,881,684	24.5%	1.6%

2008 Third Quarter Results

SECURITIES PORTFOLIO

As of September 30, 2008, the Bank’s securities portfolio totaled Ch$1,366,597 million, implying a 10.7% annual decrease and a slight quarterly increase of 0.9% . The annual decrease was mainly related to lower exposure in Central Bank securities as well as in foreign countries securities, the latter principally as a result of the sale of assets and liabilities of foreign branches.

It is worth mentioning that as result of the homologation of the investment classification between Banco de Chile and Citibank Chile, and with the approval from the Superintendency of Banks, during 3Q08 the Bank reclassified part of its investment portfolio from trading to available for sale.

As the values on the Bank’s investment portfolio are concerned, it is worth mentioning that the Bank has only a 2.6% exposure in foreign countries securities and does not have exposure to institutions that have gone into financial difficulties as a result of the sub-prime crisis.

Financial Securities

(in millions of Chilean pesos)	Sep-07	June-08	Sep-08	% Change	% Change
				12-months	3Q08 / 2Q08

Trading securities	1,502,498	1,023,121	634,063	(57.8)%	(38.0)%
Available for sale	11,054	331,029	732,534	6,526.9%	121.3%
Held to maturity	16,755	0	0	(100.0)%	-

Total Financial Securities	1,530,307	1,354,150	1,366,597	(10.7)%	0.9%

On September 30, 2008, the securities portfolio composition was as follows:

EQUITY

As of September 30, 2008, the Bank’s Equity totaled Ch$1,267,109 million (US$2,293 million), 21.2% higher as compared to 3Q07, mainly as a consequence of an increase in capital and reserves and, to a lesser extent, to a 20.4% expansion in the accumulated net income.

The growth in capital and reserves was related to the incorporation of Ch$304,237 million in equity from Citibank Chile in 1Q08 and Ch$12,510 million related to the capital increase process carried out mostly in 2007. The Tier 1 adequacy ratio (basic capital to risk adjusted assets) of Banco de Chile increased from 7.01% in 4Q07 to 8.63% in 3Q08 primarily as a result of the merger, as Tier 1 ratio of Citibank Chile was a solid 23.8% .

As of September 30, 2008, on a consolidated basis, Basic Capital to Total Assets reached 6.66% while Total Capital to Risk-Adjusted Assets (BIS ratio) posted 11.31%, both ratios above the minimum requirements applicable to Banco de Chile of 3% and 10%, respectively.

According to new accounting guidelines from the Chilean Superintendency of Banks, Banco de Chile booked a provision for minimum dividends of Ch$150,677 million during the first nine months of 2008, corresponding to 70% of the net income for the period.

2008 Third Quarter Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2008 and millions of US dollars (MUS$))

	Quarters				% Change		Period ended				% Change

	3Q07 MCh$	2Q08 MCh$	3Q08 MCh$	3Q08 MUS$	3Q08 - 3Q07	3Q08 - 2Q08	Sep.07 MCh$	Dec.07 MCh$	Sep.08 MCh$	Sep.08 MUS$	Sep.08 - Sep.07

Interest revenue and expense
Interest revenue	374,924	399,611	494,947	895.9	32.0%	23.9%	850,189	1,181,915	1,189,209	2,152.5	39.9%
Interest expense	(228,602)	(213,251)	(267,491)	(484.2)	17.0%	25.4%	(484,552)	(677,804)	(628,817)	(1,138.2)	29.8%
Net interest revenue	146,322	186,360	227,456	411.7	55.4%	22.1%	365,637	504,111	560,392	1,014.3	53.3%

Fees and commissions
Income from fees and commissions	60,244	74,287	68,748	124.4	14.1%	(7.5) %	173,696	233,568	200,826	363.5	15.6%
Expenses from fees and commissions	(12,270)	(14,342)	(14,101)	(25.5)	14.9%	(1.7) %	(35,192)	(49,183)	(41,412)	(75.0)	17.7%
Total fees and commissions, net	47,974	59,945	54,647	98.9	13.9%	(8.8) %	138,504	184,385	159,414	288.5	15.1%

Gains (losses) from trading and brokerage activities	17,732	35,168	74,701	135.2	321.3%	112.4%	36,233	38,682	140,373	254.1	287.4%
Foreign exchange transactions, net	(6,453)	(26,167)	(65,493)	(118.5)	914.9%	150.3%	8,542	19,403	(112,124)	(203.0)	n/a
Other operating income	6,389	16,809	6,535	11.8	2.3%	(61.1) %	15,580	23,707	72,323	130.9	364.2%

Operating revenues	211,964	272,115	297,846	539.1	40.5%	9.5%	564,496	770,288	820,378	1,484.8	45.3%

Provisions for loan losses	(12,525)	(36,348)	(30,461)	(55.1)	143.2%	(16.2) %	(42,093)	(55,637)	(91,579)	(165.8)	117.6%

Net operating revenues	199,439	235,767	267,385	484.0	34.1%	13.4%	522,403	714,651	728,799	1,319.0	39.5%

Operating expenses
Staff expenses	(52,770)	(86,757)	(67,937)	(123.0)	28.7%	(21.7) %	(152,807)	(202,833)	(238,466)	(431.6)	56.1%
Administrative expenses	(34,323)	(40,295)	(45,150)	(81.7)	31.5%	12.0%	(100,016)	(129,118)	(126,731)	(229.4)	26.7%
Depreciation and amortization	(6,371)	(7,718)	(7,947)	(14.4)	24.7%	3.0%	(18,355)	(24,836)	(26,304)	(47.6)	43.3%
Impairments	0	0		0.0	n/a	n/a	0	0		0.0	n/a
Other operating expenses	(8,604)	(6,768)	(8,552)	(15.5)	(0.6) %	26.4%	(21,283)	(27,327)	(34,223)	(61.9)	60.8%
Total operating expenses	(102,068)	(141,538)	(129,586)	(234.6)	27.0%	(8.4) %	(292,461)	(384,114)	(425,724)	(770.5)	45.6%

Net operating income	97,371	94,229	137,799	249.4	41.5%	46.2%	229,942	330,537	303,075	548.5	31.8%

Income attributable to affiliates	(649)	1,791	413	0.7	n/a	(76.9) %	(1,427)	(2,188)	3,005	5.4	n/a
Loss from price-level restatement	(18,421)	(21,924)	(32,883)	(59.5)	78.5%	50.0%	(28,112)	(40,566)	(61,219)	(110.7)	117.8%

Income before income taxes	78,301	74,096	105,329	190.6	34.5%	42.2%	200,403	287,783	244,861	443.2	22.2%

Income taxes	(8,445)	(9,879)	(12,162)	(22.0)	44.0%	23.1%	(21,618)	(28,777)	(29,610)	(53.6)	37.0%

Income for the period	69,856	64,217	93,167	168.6	33.4%	45.1%	178,785	259,006	215,251	389.6	20.4%

Equity holders of the parent	69,856	64,218		0.0	n/a	n/a	178,785	259,006	215,252	389.6	20.4%
Minority interest	0	(1)		0.0	n/a	n/a	0	0	(1)	0.0	n/a

Net income	69,856	64,217	93,167	168.6	33.4%	45.1%	178,785	259,006	215,251	389.6	20.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of September 30, 2008, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$552.47 for US$1.00 as of September 30, 2008. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

Financial figures included in this document for periods before 2008 correspond to Banco de Chile as it existed prior to the merger with Citibank Chile.

2008 Third Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2008 and millions of US dollars (MUS$))

ASSETS	Sep 07	Dec 07	Jun 08	Sep 08	Sep-08	% Change

	MCh$	MCh$	MCh$	MCh$	MUS$	Sep08-Sep07	Sep08-Jun08

Cash and due from banks	394,018	397,752	636,074	617,058	1,116.9	56.6%	(3.0% )
Transactions in the course of collection	421,861	324,899	630,264	558,410	1,010.8	32.4%	(11.4% )

Trading securities	1,502,498	1,509,285	1,023,121	634,063	1,147.7	(57.8) %	(38.0% )
Securities purchased under resale agreement	35,544	73,900	41,108	113,059	204.6	218.1%	175.0%
Derivate instruments	69,265	86,709	750,693	806,152	1,459.2	1063.9%	7.4%
Loans and advances to Banks	333,777	297,817	280,859	422,036	763.9	26.4%	50.3%

Loans to customers, net
Commercial loans	7,255,908	7,781,022	8,711,461	8,946,512	16,193.7	23.3%	2.7%
Residential mortgage loans	2,085,253	2,106,521	2,214,182	2,235,337	4,046.1	7.2%	1.0%
Consumer loans	1,394,023	1,430,869	1,890,043	1,856,287	3,360.0	33.2%	(1.8% )
Loans to customers	10,735,184	11,318,412	12,815,686	13,038,136	23,599.8	21.5%	1.7%
Allowances for loan losses	(138,414)	(144,491)	(192,075)	(198,358)	(359.0)	43.3%	3.3%
Total loans to customers, net	10,596,770	11,173,921	12,623,611	12,839,778	23,240.8	21.2%	1.7%

Available for sale instruments	11,054	0	331,029	732,534	1,325.9	n/a	121.3%
Held to maturity instruments	16,755	0	0	0	0.0	n/a	n/a

Investments in affiliates	6,451	7,867	11,105	11,387	20.6	76.5%	2.5%
Intangible assets	26,786	27,775	31,456	32,798	59.4	22.4%	4.3%
Fixed assets	174,682	180,523	206,219	201,728	365.1	15.5%	(2.2% )

Current tax assets	0	0	0	0	0.0	n/a	n/a
Deferred tax assets	59,488	48,200	77,541	63,162	114.3	6.2%	(18.5% )
Other assets	156,006	171,565	235,114	116,628	210.9	(25.2) %	(50.4% )

Total assets	13,804,955	14,300,213	16,878,194	17,148,793	31,040.1	24.2%	1.6%

2008 Third Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2008 and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Sep 07	Dec 07	Jun 08	Sep 08	Sep-08	% Change

	MCh$	MCh$	MCh$	MCh$	MUS$	Sep08-Sep07	Sep08-Jun08

Liabilities
Current accounts and demand deposits	2,488,769	2,685,439	2,945,263	2,817,699	5,100.2	13.2%	(4.3) %
Transactions in the course of payment	303,091	71,404	310,299	304,255	550.7	0.4%	(1.9) %
Securities sold under repurchase agreement	275,377	322,816	440,819	590,425	1,068.7	114.4%	33.9%
Saving accounts and time deposits	6,868,614	7,003,205	7,756,904	7,763,091	14,051.6	13.0%	0.1%
Derivate instruments	95,907	128,453	747,368	742,742	1,344.4	674.4%	(0.6) %
Borrowings from financial institutions	759,811	916,485	1,252,580	1,277,105	2,311.6	68.1%	2.0%
Debt issued	1,648,261	1,728,070	1,765,388	1,808,615	3,273.7	9.7%	2.4%
Other financial obligations	50,080	67,391	82,067	128,144	231.9	155.9%	56.1%
Current tax liabilities	10,703	6,106	8,344	16,779	30.4	56.8%	101.1%
Deferred tax liabilities	20,500	15,634	37,844	18,360	33.2	(10.4) %	(51.5) %
Provisions	73,302	72,060	166,417	230,738	417.6	214.8%	38.7%
Other liabilities	165,305	159,210	121,764	183,731	332.6	11.1%	50.9%

Total liabilities	12,759,720	13,176,273	15,635,057	15,881,684	28,746.6	24.5%	1.6%

Equity
Capital	736,430	770,935	1,052,923	1,016,335	1,839.6	38.0%	(3.5) %
Reserves	133,435	98,333	150,182	186,905	338.3	40.1%	24.5%
Other accounts	(3,415)	(4,335)	(5,538)	(8,068)	(14.6)	136.3%	45.7%
Retained earnings
Retained earnings from previous periods	0	0	7,619	7,354	13.3	n/a	(3.5) %
Income for the period	178,785	259,006	126,479	215,252	389.6	20.4%	70.2%
Provisions for minimum dividends	0	0	(88,536)	(150,677)	(272.7)	n/a	70.2%
Minority interest in consolidated subsidiaries	0	1	8	8	0.0	n/a	0.0%

Total equity	1,045,235	1,123,940	1,243,137	1,267,109	2,293.5	21.2%	1.9%

Total liabilities & equity	13,804,955	14,300,213	16,878,194	17,148,793	31,040.1	24.2%	1.6%

2008 Third Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Period ended

	3Q07	2Q08	3Q08	Sep.07	Dec.07	Sep.08

Earnings per Share
Net income per Share (Ch$) (1)	0.97	0.79	1.15	2.48	3.60	2.66
Net income per ADS (Ch$) (1)	582.16	476.38	691.15	1,489.97	2,158.50	1,596.83
Net income per ADS (US$) (2)	1.14	0.92	1.25	2.91	4.35	2.89
Book value per Share (Ch$) (1)	14.52	15.44	15.77	14.52	15.61	15.77
Shares outstanding (Millions)	71,996	80,880	80,880	71,996	71,996	80,880

Profitability Ratios (3)(4)
Net Interest Margin	4.61%	5.21%	6.33%	4.06%	4.20%	5.40%
Net Financial Margin	4.96%	5.46%	6.59%	4.55%	4.69%	5.67%
Fees and commissions / Avg. Interest Earnings Assets	1.51%	1.68%	1.52%	1.54%	1.54%	1.54%
Operating Revenues / Avg. Interest Earnings Assets	6.68%	7.61%	8.29%	6.26%	6.42%	7.90%
Return on Average Total Assets	2.00%	1.65%	2.38%	1.77%	1.93%	1.90%
Return on Av erage Equity (5)	28.62%	20.28%	27.49%	26.03%	27.42%	21.90%

Capital Ratios
Equity / Total Assets	7.57%	7.37%	7.39%	7.57%	7.86%	7.39%
Basic Capital / Total Assets	5.74%	6.65%	6.66%	5.74%	5.50%	6.66%
Basic Capital / Risk-Adjusted Assets	7.47%	8.64%	8.63%	7.47%	7.01%	8.63%
Total Capital / Risk-Adjusted Assets	11.49%	11.40%	11.31%	11.49%	10.69%	11.31%

Credit Quality Ratios
Past Due Loans / Total Loans to customers	0.64%	0.57%	0.57%	0.64%	0.58%	0.57%
Allowance for Loan Losses / Past due Loans	202.96%	262.61%	266.46%	202.96%	220.40%	266.46%
Allowance for Loans Losses / Total Loans to customers	1.29%	1.50%	1.52%	1.29%	1.28%	1.52%
Provision for Loan Losses / Avg. Loans to customers (4)	0.46%	1.14%	0.95%	0.55%	0.54%	0.99%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	48.15%	52.01%	43.51%	51.81%	49.87%	51.89%
Operating Expenses / Average Total Assets (3)(4)	2.93%	3.63%	3.32%	2.89%	2.87%	3.75%

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	12,698,467	14,303,062	14,366,327	12,016,209	11,995,952	13,845,485
Avg. Assets (million Ch$)	13,955,351	15,614,124	15,630,121	13,485,133	13,403,700	15,124,824
Avg. Equity (million Ch$)	976,251	1,205,503	1,226,171	915,810	944,613	1,218,066
Avg. Equity adjusted (million Ch$)	976,251	1,266,387	1,355,835	915,810	944,613	1,310,739
Avg. Loans to customers (million Ch$)	10,891,601	12,747,942	12,851,678	10,266,678	10,320,502	12,318,523
Avg. Interest Bearing Liabilities (million Ch$)	9,872,328	10,993,594	11,107,767	9,549,219	9,452,727	10,563,565

Other Data
Exchange rate (Ch$)	511.72	520.14	552.47	511.72	495.82	552.47

Notes
(1) These figures were expressed in constant Chilean pesos as of September 30, 2008.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the ex change rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.
(5) ROAE considers average equity adjusted by provisions for minimun dividends.

2008 Third Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:
• changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
• changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
• unexpected developments in certain existing litigation;
• increased costs;
• unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2008

Banco de Chile

/S/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO